
April 17, 2014

<u>Via E-mail</u>
Dr. Mark J. Ahn, PhD
President and Chief Executive Officer
Galena Biopharma, Inc.
4640 SW Macadam Avenue, Suite 270
Portland, Oregon 97239

    Re: Galena Biopharma, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2012
             Filed March 12, 2013
             File No. 001-33958

Dear Dr. Ahn:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant